Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709

November 6, 2020

Via EDGAR Correspondence

Jeffrey Gabor

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D. C. 20549

Re:	Acceleration of Effective Date

Fennec Pharmaceuticals Inc.

Registration Statement on Form S-3

File No. 333-249775

Dear Mr. Gabor:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Fennec Pharmaceuticals Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 2:00 p.m., Eastern Time, on November 10, 2020, or as soon thereafter as practicable.

Very truly yours,

FENNEC PHARMACEUTICALS INC.

By:	/s/ Rostislav Raykov
Rostislav Raykov
Chief Executive Officer